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                            January 24, 2022

       Heidy Chow
       Chief Financial Officer
       Snail, Inc.
       12049 Jefferson Blvd
       Culver City, CA 90230

                                                        Re: Snail, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
3, 2022
                                                            CIK No. 0001886894

       Dear Ms. Chow:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 2, 2021.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Presentation of Financial and Other Information, page iii

   1. Your discussion of non-GAAP measures on page iii appears to place undue prominence on non-GAAP measures.
As this disclosure is already included elsewhere in the filing, please consider
removing the discussion on page iii. Refer to Rule 421(d) of Regulation C and Question 102.10 of
the Non-GAAP Compliance and Disclosure Interpretations.
 Heidy Chow
FirstName
Snail, Inc. LastNameHeidy Chow
Comapany
January  24,NameSnail,
             2022      Inc.
January
Page  2 24, 2022 Page 2
FirstName LastName
Prospectus Summary, page 1

2.       We note that you disclose over 48.9 million installs of the Ark:
Survival
         Evolved franchise through June 2021. Please clarify whether any of these downloads were part of a free promotion.
Financial Statements
Research and Development, page F-11

3. We note your response to comment 19. Please address Studio Wildcard's current development of ARK 2 games. Explain how ARK 2 games' research
and
         development projects have been and will be funded. Describe for us any research and development contracts, arrangements and understandings with related parties such as
         Studio Wildcard and SDE, Inc. Tell us the extent to which Snail and/or Snail's related parties directly or indirectly provide such funding.
Note 5 - Accounts Receivable - Related Party, page F-18

4. We have considered your response to comment 20 and note that your gaming revenues held by SDE appear to have historically been a significant component of your current assets, working capital deficit and cash flows from operations. Tell us and disclose here and also in Management's Discussion and Analysis whether you plan to continue the practice of allowing your related party, SDE, to collect and hold cash flows from your gaming revenues after the offering. In this regard, address the expected impact of the future retention of your gaming revenue cash flows on your liquidity and capital resources. Address any material risk and uncertainties regarding the ultimate remission of such funds by SDE to you. See Item 303(b)(1)(i) of Regulation S-K. Intangible Assets, page F-19

5. We note in your response to comment 21 that you determined the carrying values of your intangible assets acquired from related parties based on the projected cash flow generated from the gaming revenue, quoted market values and third-party independent appraisals.
         Please provide us an analysis that, for each intangible asset acquired from a related party, indicates:
             the related party and describes the nature of the relationship;
             if they were under common control with Snail and/or SDE or their principal owners and or officers; and
             the related party's historical cost basis in the asset.
         Also, tell us your consideration of whether or not such assets should be reported based upon the related party's cost basis.
 Heidy Chow
FirstName
Snail, Inc. LastNameHeidy Chow
Comapany
January  24,NameSnail,
             2022      Inc.
January
Page  3 24, 2022 Page 3
FirstName LastName
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Byron Rooney